

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Glenn C. Lockwood
Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

Re: **New Jersey Resources Corporation**
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 26, 2013
File No. 1-8359

Dear Mr. Lockwood:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief